Filed by RigNet, Inc.

(Commission File No. 001-35003)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RigNet, Inc.

(Commission File No. 001-35003)

On December 21, 2020, Steven Pickett, Chief Executive Officer and President of RigNet, Inc. (“RigNet”), sent an email to RigNet employees, which contained the following:

CEO NOTE

Viasat to Acquire RigNet in All-Stock Transaction

Dear Fellow Employees,

This morning, we announced some exciting news. RigNet has entered into an agreement to be acquired by ViaSat, Inc., a leading satellite technology company headquartered in California with operations around the globe. Viasat serves customers in government, airlines, and other verticals where RigNet’s solutions could deliver value outside our core industry. Viasat not only delivers these services but owns and operates its own satellites and is currently in the process of launching a new global satellite constellation that we believe will benefit our energy customers. Viasat not only owns and operates a fleet of satellites, they, like RigNet, are vertically integrated. They design everything from their spacecraft to the electronics, components, and solutions they offer to their wide-ranging customer base, which includes hundreds of thousands of consumer/business internet subscribers, the world’s leading commercial airlines and the U.S. government and international allied forces, to name a few.

We also believe that combining with Viasat is positive for our employees, our customers, and our suppliers. Even Viasat’s vision that “everyone and everything can be connected” meshes well with one of our own taglines “always connected, always secure, and always learning.” Finally, Viasat intends to use RigNet as its platform to expand its commercial connectivity across the energy value chain and other vertical industries, leveraging the full range of RigNet’s capabilities from MCS to Apps & IoT and SI.

I know that this may come as a surprise to you and you will have many questions. We’ll try to address some of those questions at an all-hands town hall that will be held today at 9:00 AM CST (Houston time). A Microsoft Teams meeting invitation will be sent out and I encourage you to attend. We’ll discuss the transaction, talk a little bit more about Viasat, and provide a high-level outline of what we should expect over the next several months as we work towards closing the transaction. If for some reason you can’t listen live, we will record the town hall and you can listen to it later.

In the meantime, attached to this note is the press release we issued this morning along with a copy of the press releases Viasat issued. We have also put together a Frequently Asked Questions (FAQ) document which is attached. You will see that this note includes some notifications – we’ll explain those at the town hall.

I’m excited about what this means for our global team and our customers. And I am thrilled about the opportunities our combination can unlock across world. After closing, Viasat and RigNet will have created the premier and most vertically integrated communications and technology company both on the planet…and above the planet.

Sincerely,

Steve

Steven Pickett | President & CEO

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on Rignet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.

Participants in the Solicitation

Viasat, RigNet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the

SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This material includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected future benefits, compensation, and employment, potential layoffs and severance, benefits of the transaction, potential value to be realized by RigNet’s employees and stockholders, timing of and ability to ultimately close the transaction, Viasat’s financial position and long-term strategy, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s most recent 10-K filing, and Item 1A- Risk Factors of the Company’s 10-Q filings for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, June 30, 2020, filed with the SEC on August 7, 2020, and September 30, 2020, filed with the SEC on November 6, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

© 2020 RigNet. RigNet is a registered trademark of RigNet, Inc.